

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Peter Yu
Chief Executive Officer
Cartesian Growth Corporation
505 Fifth Avenue, 15th Floor
New York, New York 10017

> **Re: Cartesian Growth Corporation**
> **Registration Statement on Form S-1**
> **Filed February 5, 2021**
> **File No. 333-252784**

Dear Mr. Yu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that Section 9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law provision limiting where claims may be brought (i.e., the courts of the State of New York or the United States District Court for the Southern District of New York). Please add disclosure and a risk factor about this provision including whether it applies to claims made under the federal securities laws, a description of any risks or other impacts on investors, and whether there is uncertainty as to its enforceability.

2. We note that you are offering one-third of a redeemable warrant with each unit. However, you continue to refer to the units as including one-half of a redeemable warrant in your exhibits. Please revise your exhibits.

Signatures, page II-4

3.   We reissue comment 1. Please have your principal accounting officer or controller sign the registration statement. Refer to Instruction 1 to Signatures on Form S-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction